MOMENTA PHARMACEUTICALS, INC.	675 WEST KENDALL STREET	T: 617.491.9700 F: 617.621.0431
	CAMBRIDGE, MA 02142	WWW.MOMENTAPHARMA.COM

August 29, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 6010

Washington, D.C. 20549

Attention:  Sasha Parikh

Re:                            Momenta Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 10, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 5, 2011

File No. 000-50797

Ladies and Gentlemen:

On behalf of Momenta Pharmaceuticals, Inc. (the “Company”), and in connection with the Company’s response to comments contained in a letter dated August 24, 2011 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission to Richard P. Shea, the Company’s Senior Vice President and Chief Financial Officer, the Company respectfully advises the Staff that it will provide a response to the above referenced Letter via EDGAR under the form type label CORRESP on Thursday, September 15, 2011.

If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 395-2788.  Thank you for your time and attention.

Sincerely,

/s/ Lynette A. Herscha

Lynette A. Herscha
Assistant General Counsel and
Assistant Secretary

cc:	Securities and Exchange Commission
Jim B. Rosenberg
Gus Rodriguez
Wilmer Cutler Pickering Hale and Dorr LLP
Steven D. Singer
Rosemary G. Reilly